  Exhibit 99.1

High Tide Reports Approximately $2 Million in Retail Sales on '4/20'

  The Company Reports $1.965 Million in Retail Sales on '4/20' Across All Retail Channels, Representing a 35% Increase Week-Over-Week1
  The Company Also Completed its Annual 4/20 Car Giveaway

CALGARY, AB, April 23, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that on April 20, 2024 ('4/20'), it generated CAD $1.965 million in total retail gross revenues ("Total Sales") across all retail platforms, representing a 35% increase from the previous Saturday. The Company's Canadian bricks-and-mortar stores reported a 30% increase, while sales across its e-commerce platforms (Grasscity.com, Smokecartel.com, Dailyhighclub.com, Dankstop.com, Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de) reported an increase of 119% over the previous Saturday.

"I am excited to report continued year-over-year growth in our 4/20 sales across our retail ecosystem. Our bricks and mortar sales have been powered by a selectively curated real estate strategy, and our unique ELITE and Cabana Club offerings, which have also ensured that our store network continues to outperform industry averages. At the same time, our online customers, who have become accustomed to steep 4/20 deals on offer through our network of online stores selling consumption accessories and hemp-derived CBD, helped deliver a 119% week-over-week sales increase through our e-commerce platforms," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"While 4/20 is always an important day for the cannabis community, this year is extra special as it was the first time the day was celebrated legally in Germany and possibly the final time as a Schedule I drug in the United States. We were happy to mark this occasion once again with our annual car giveaway, which was recently completed. Although the contest was open to all Canadians, I am thrilled that this year's winner happens to be an ELITE member from our first ever Canna Cabana store. We will continue innovating and delivering exciting offerings to our customers through our first of its kind discount club model here in Canada and beyond as new and exciting markets begin to open up," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count2. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 168 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: continued sales growth, and the continued success of our model and its ability to outperform industry averages, the future rescheduling of Cannabis in the U.S., and the continued innovation and delivery of new offerings. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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[1] Sales generated are consistent with historical gross margins at approximately 27%
[2] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 23-APR-24